September 13, 2019

Elizabeth Eby
Senior Vice President, Finance and Chief Financial Officer
NEOPHOTONICS CORP
2911 Zanker Road
San Jose, CA 95134

       Re: NEOPHOTONICS CORP
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 8, 2019
           File No. 001-35061

Dear Ms. Eby:

       We have reviewed your July 30, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 17, 2019 letter.

Form 10-K For the fiscal year ended December 31, 2018

Item 8. Financial Statements and Supplementary Data, page 53

1. We note on page 25 that a major portion of your operations are based in China and on page 30 that approximately 27% of your net property, plant and equipment is located in
      China. We also note on page 31 that restrictions on currency exchange may limit your ability to use revenue generated in RMB to fund any business activities outside China or make dividend payments in U.S. dollars and that foreign direct investment and loans require approval of SAFE. Please provide Parent-only financial statements pursuant to
      Rule 5-04 of Regulation S-X or tell us how these factors impacted your analysis of restricted net assets subject to foreign government approval, such as foreign currency restrictions (restricted net assets defined as assets less the sum of liabilities, redeemable preferred stock and non-controlling interests).
 Elizabeth Eby
NEOPHOTONICS CORP
September 13, 2019
Page 2
2. Please expand the proposed disclosure to be included in future filings in Note 14 to include restricted net assets, as defined above.
        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have any questions.



FirstName LastNameElizabeth Eby                               Sincerely,
Comapany NameNEOPHOTONICS CORP
                                                              Division of
Corporation Finance
September 13, 2019 Page 2                                     Office of
Telecommunications
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